Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Matador Resources Company
We consent to the incorporation by reference in the registration statements (File No. 333-187808 and 333-196178) on Form S-3, and (File No. 333-180641 and 333-204868) on Form S-8 of Matador Resources Company of our reports dated March 1, 2017, with respect to the consolidated balance sheets of Matador Resources Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Matador Resources Company.
/s/ KPMG LLP
Dallas, Texas
March 1, 2017